Exhibit 99.1

Sundial Launches First Canadian Caviar Cone Under Top Leaf Brand

Sundial leads Canadian market as first licensed producer to launch Caviar Cone product to satisfy experienced consumers seeking higher THC products

CALGARY, AB, Sept. 16, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company"), a Canadian licensed producer that crafts premium cannabis, has launched Caviar Cones, its newest product innovation, under the award-winning Top Leaf brand. The Forbidden Lemon Caviar Cones will be the first caviar cone product to hit the Canadian market. This launch reinforces Sundial's focused innovation pipeline around premium inhalables in the Canadian cannabis market.

Top Leaf's Caviar Cones (CNW Group/Sundial Growers Inc.)

"Top Leaf's brand promise is to deliver top quality inhalable products to consumers in the premium cannabis segment," said Andrew Stordeur, President and Chief Operating Officer at Sundial. "In order to compete in this preferred segment of the cannabis industry, product quality is absolutely vital. Top Leaf's Caviar Cones is the first of many high quality, high THC and flavourful products developed to satisfy even the most experienced cannabis user."

The launch of Caviar Cones is not only a milestone for Sundial, but also represents the first product of its kind to launch in the Canadian cannabis market at large. Infused products have done exceptionally well in the American market according to recent sales data from Headset, a leading provider of data and analytics to the cannabis industry. Headset has deemed "connoisseur infused" products – which includes caviar cones – as a segment to watch as it has risen from approximately 13% to 32% of all cone-type products in 2021 year to date in the United States.

The Top Leaf Caviar Cones are a carefully handcrafted, individually inspected blend of dried milled flower, dry sift hash and full spectrum winterized oil resulting in a smooth smoke with a unique flavour experience, exceptional terpene profile and guaranteed THC of 30% or higher.1 Sundial's approach involves infusing processed whole flower with both hash and oil extract to ensure an even distribution throughout the entire caviar cone for an exceptional terpene profile and high levels of THC. The Forbidden Lemon strain mixes the terpene-heavy Forbidos, the uplifting Blue Dream, and the fresh Lemon Haze and Florida Lemon strains. Additional strains will be available for consumers later this year. Top Leaf Caviar Cones are available in a 4 x 0.5 gram rolled multipack.

Top Leaf's Caviar Cones are now available to order in Alberta, Saskatchewan and Manitoba. British Columbia, Ontario, Quebec and Atlantic Canada will receive their first shipments in the fourth quarter of 2021.  The Forbidden Lemon strain product is being released for a limited time only. For more information, please visit Top Leaf's website at www.topleaf.ca.

_______________________
[1] For Top Leaf Caviar Cones to be sold in Quebec, the Caviar Cones formula will be adjusted to ensure THC does not exceed the 30% maximum to align with Quebec's provincial regulations.

VIDEO

A video accompanying this release is available here.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sundial-launches-first-canadian-caviar-cone-under-top-leaf-brand-301378327.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/16/c8287.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 16-SEP-21